UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618,
Dingyuan Road, Songjiang District,
Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Number	Description of Document
99.1	Press release dated April 24, 2015

Exhibit 99.1

Zuoan Fashion Limited Announces ADS-to-Share Ratio Change

Shanghai, China, April 24, 2015/PRNewswire/--Zuoan Fashion Limited (“Zuoan” or the “Company” NYSE: ZA), a leading design-driven fashion casual menswear company in China,, today announced that it will change the ratio of its American depositary shares ("ADSs") to ordinary shares, par value $0.00025 per share (“Shares”) from 1:4 to 1:16 (the “Ratio Change”). The effective date of the Ratio Change is expected to be on May 1, 2015.

Pursuant to the Ratio Change, the record holders of the Company's ADS as of the effective date will be entitled to receive one (1) new ADS, each representing sixteen (16) Shares, in exchange for every four (4) current ADSs held by them. No new Shares will be issued in connection with the Ratio Change. Deutsche Bank Trust Company Americas will contact ADS holders and arrange for the exchange of their current ADSs for new ADSs. As a result of this Ratio Change, the ADS price is expected to automatically increase proportionally. The Company can give no assurance, however, that the post-change ADS price will be equal to or greater than the pre-change ADS price multiplied by the ratio.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China and is headquartered in Shanghai. Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle. Through extensive networks of distributors and retail stores, Zuoan sells its products in 31 of China’s 32 provinces and municipalities. As of September 30, 2014, Zuoan had 803 stores located in China.

Contact Information

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
U.S.: +1-646-308-1614

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: April 27, 2015	By	/s/ James Jinshan Hong
	Name:	James Jinshan Hong
	Title:	Chairman, Chief Executive Officer and Acting Chief Financial Officer